

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2023

Domenic Fontana
Chief Financial Officer
Good Gaming, Inc.
415 McFarlan Road, Suite 108
Kennett Square, PA 19348

> **Re: Good Gaming, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **File No. 000-53949**

Dear Domenic Fontana:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology